Exhibit 99.1

NEWS RELEASE

Toronto, November 4, 2020

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record Financial Results

Record earnings margin and strong organic growth

Franco-Nevada delivered record revenue, EBITDA and net earnings in the third quarter with all material Mining assets having returned to normal operations through the quarter. The Company continued to lead its royalty and streaming peers with the highest EBITDA margins and, in particular, with a record earnings margin of 55% in the quarter. “It is exciting for the future to see the level of organic growth across our portfolio of producing, advanced and exploration assets”, stated Paul Brink, CEO.  During the third quarter, 25 new royalties were added to the portfolio bringing the number of mining related assets to 316.  The Company’s Energy assets also benefitted from a rebound in oil and gas prices. Franco-Nevada expects to be near the high end of its previously announced guidance ranges for 2020, assuming that the recent strike action at Candelaria is resolved and operations resume in the near term.

Financial Highlights – Q3/2020 vs Q3/2019

●	134,817 Gold Equivalent Ounces[1] (“GEOs”) sold (+1%)
●	$279.8 million in revenue – a new record (+19%)
●	$153.9 million of Net Income, or $0.81 per share – a new record (+51%)
●	$39.1 million in Cash Costs[3], or $290 per GEO sold
●	$235.1 million of Adjusted EBITDA[4], or $1.23 per share – a new record (+22%)
●	Debt free

Revenue and GEO Sales by Asset Categories
	Q3/2020		Q3/2019
	GEO Sales	Revenue	GEO Sales	Revenue
	#	(in millions)	#	(in millions)
Gold	108,709	$206.1	101,781	$151.1
Silver	13,691	26.1	15,903	23.8
PGMs	10,630	21.3	11,373	17.2
Other Mining Assets	1,787	3.5	4,162	6.1
Mining	134,817	$257.0	133,219	$198.2
Energy	—	22.8	—	37.5
	134,817	$279.8	133,219	$235.7

For Q3/2020, revenue was sourced 91.9% from gold and gold equivalents (73.7% gold, 9.3% silver, 7.6% PGM and 1.3% other Mining assets) and 8.1% from energy (oil, gas and NGLs). The focus of the portfolio is on precious metals (gold, silver and PGM) with a target of no more than 20% in revenue from energy. Geographically, revenue was sourced 85.3% from the Americas (48.9% Latin America, 16.0% U.S. and 20.4% Canada).

Corporate Updates

●	Amendment of Sabodala Gold Stream Agreement: On September 25, 2020, Franco-Nevada amended its existing Sabodala gold purchase and sale agreement with Teranga Gold to compensate the Company for displacement from the processing of Massawa ore through the Sabodala processing facilities and to provide for certain protocols for the commingling of Sabodala and Massawa ores.

●	Alpala Royalty Interest: On September 11, 2020, the Company completed its previously announced transaction to acquire a 1% NSR with reference to all minerals produced from the Alpala copper-gold-silver project in northern Ecuador for $100.0 million.
●	Freeport Royalty Portfolio Interests: On September 1, 2020, the Company acquired a portfolio of 24 royalties from Freeport-McMoRan for $30.6 million in cash. The portfolio includes prospective royalties over Wallbridge Mining’s Fenelon (1% royalty), Martiniere (2% royalty) and Northway-Noyon (1% royalty) projects. It also includes producing royalties on Peñoles’ Milpillas copper mine in Sonora, Mexico ($0.04/lb copper), and on Ormat Technologies’ Neal Hot Springs geothermal operation in Oregon (2-3% royalty).
●	Rio Baker (Salares Norte) Royalty Interest: On September 23, 2020, the Company acquired a 2% NSR on all mineral production from Gold Fields’ Rio Baker concessions in Chile for $5.0 million cash with contingent payments of up to $8.0 million. The Rio Baker claims cover the North-West extension of the Salares Norte deposit and the royalty acquisition now provides Franco-Nevada with exposure to 100% of the Salares Norte project.
●	At-the-Market Equity Program (“ATM Program”): In Q3/2020, the Company issued 144,900 shares under its ATM Program for net proceeds of $21.4 million.

2020 Guidance

Franco-Nevada expects attributable royalty and stream sales from its Mining assets to be near the high end of the previously provided 475,000 to 505,000 GEOs guidance, assuming that Candelaria operations resume in near term. Revenue from Energy assets is expected to be near the high end of our previously provided guidance of $60 to $75 million. The Company expects depletion expense to approximate $225 million - $245 million for 2020. For this guidance, silver, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,800/oz Au, $20.00/oz Ag, $900/oz Pt and $2,200/oz Pd. The WTI oil price and Henry Hub natural gas price are assumed to average $40 per barrel and $2.00 per mcf, respectively. The 2020 guidance is based on public forecasts and other disclosures by the third-party owners and operators of our assets or our assessment thereof.

COVID-19 Updates

Franco-Nevada supports measures to address the COVID-19 pandemic. There are no known cases in the Company. The Company continues to monitor the impact of the COVID-19 pandemic on its portfolio of assets. As a result of the COVID-19 pandemic, temporarily reduced or curtailed production was announced in early 2020 by a number of operators of our Mining assets; however, all operations with the exception of Golden Highway have since resumed operations. Franco-Nevada has expanded its social commitments during the COVID-19 pandemic, with new programs to support mental health at the communities around Candelaria and water infrastructure for communities around Palmarejo-Guadalupe.

Q3/2020 Portfolio Updates

Gold Equivalent Ounces Sold: GEOs sold for the quarter were 134,817 an increase of 1.2% from the 133,219 sold in Q3/2019. Higher contributions from Hemlo and Candelaria were partly offset by lower contributions from Cobre Panama and Sabodala.

Latin America:

●	Cobre Panama (gold and silver stream) – On October 28, 2020, First Quantum Minerals Ltd. (“First Quantum”) reported that Cobre Panama was back into full production well ahead of schedule. Production guidance for 2020 has been updated by First Quantum. Copper production guidance for 2020 has been increased to 190,000 – 205,000 tonnes. Gold production guidance for 2020 has been increased to 75,000 – 85,000 ounces. Franco-Nevada sold 16,350 GEOs from the asset in Q3/2020.
●	Candelaria (gold and silver stream) – Franco-Nevada sold 20,204 GEOs from the asset in Q3/2020. On October 28, 2020, Lundin Mining reported the temporary suspension of operations at Candelaria due to labour strikes by the Candelaria AOS Union and the Candelaria Mine Workers Union. Candelaria guidance was withdrawn by Lundin Mining on October 18, 2020.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold were lower quarter-over-quarter due to anticipated lower grades based on the life of mine plan.
●	Antamina (22.5% silver stream) – GEOs delivered and sold were lower quarter-over-quarter due to lower copper grades. On October 27, 2020, Teck reported that Antamina operations performed at full production rates during Q3/2020 following a temporary shutdown due to the COVID-19 pandemic.
●	Guadalupe-Palmarejo (50% gold stream) – Sales from Guadalupe-Palmarejo were higher quarter-over-quarter. On October 28, 2020, Coeur Mining reported strong quarterly production and improved operational performance at Palmarejo.
●	Cerro Moro (2% royalty) – Operations at Cerro Moro are back to the standard throughput expectation of 1,000 tpd following a COVID-19 curtailment, with productivity trending higher. Increasing production from the Zoe underground higher-grade mine in the fourth quarter is expected to position Cerro Moro for its highest gold production quarter of the year.

U.S.:

●	Stillwater (5% royalty) – Stillwater benefited from strong palladium prices during the quarter. On August 27, 2020, Sibanye-Stillwater announced that the U.S. PGM operations continued to operate largely uninterrupted.
●	South Arturo (4-9% royalty) – Very positive drill results from expansion drilling at the El Nino underground mine were reported on September 21, 2020.
●	Castle Mountain (2.65% royalty) – On October 15, 2020, Equinox reported that first gold was poured from the Castle Mountain mine. The Phase 1 operation is expected to produce on average 45,000 ounces of gold annually with a feasibility study for the Phase 2 expansion targeted for completion in Q4/2020. Annual average production of 200,000 ounces is expected for Phase 2.
●	Mesquite (0.5-2% royalty) – On October 8, 2020, Equinox announced that it had increased mineral reserves by 28% and measured and indicated mineral resources by 94% at its Mesquite mine in California.
●	Stibnite (1.7% royalty) – In August 2020, the U.S. Forest Service released the Draft Environmental Impact Statement on the Stibnite Gold Project for public comment. On October 28, 2020, Midas Gold reported that the comment period on the Draft Environmental Impact Statement had been completed.

Canada:

●	Detour Lake (2% royalty) – Production from the Detour Lake mine totaled 140,067 ounces in Q3/2020, a 6% increase compared to the previous quarter due to an increase in mining rates as well as a higher average grade. During the quarter Kirkland Lake announced additional high-grade intersections at the Detour Lake Saddle Zone. The new holes form part of the recently announced 250,000 metres exploration program. Kirkland Lake plans completion of the program by the end of 2021 to collect information for updated, and potentially expanded resource and reserve estimates.
●	Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Production at Macassa totaled 38,028 ounces in Q3/2020. Mine production was affected by limited operating development being completed during reduced operations due to COVID-19 and by unscheduled downtime in the mill. On October 19, 2020, Kirkland Lake reported that it had intersected exceptional gold grades from underground exploration drilling at Macassa near the contact of the South Mine Complex and Amalgamated Break.
●	Hemlo (3% royalty & 50% NPI) – Revenue from Hemlo increased significantly quarter-over-quarter as the 50% NPI on Interlake benefitted from higher gold prices and increased production. In addition, the Company recorded NPI royalties of $13 million related to prior periods during the quarter. Q3/2020 production from Hemlo totaled 55,000 ounces. Barrick reported that it plans to extend the life of the Hemlo gold mine by transitioning it to a purely underground operation, as open pit mining at the mine starts winding down. Franco-Nevada’s royalties relate only to the downdip of the orebody accessed through the underground mine.
●	Golden Highway (Holt, Holloway and Taylor mines) (various royalty rates) – Golden Highway operations remain on suspension while Kirkland Lake continues to assess options for the future of the assets. On August 17, 2020, Kirkland Lake announced it had entered into a strategic alliance with Newmont Canada with respect to exploration and development opportunities around the Golden Highway operations.
●	Canadian Malartic (1.5% royalty) – Production at Canadian Malartic totaled 76,398 ounces in Q3/2020 and was above plan due to increased throughput. During the quarter Agnico Eagle announced 10 drill rigs are currently targeting the East Gouldie Zone and the exploration budget for 2020 has been increased to 107,000 metres. A resource upate is expected by year-end.
●	Island Gold (0.62% royalty) – On October 28, 2020, Alamos Gold reported record quarterly production of 39,600 ounces from Island Gold. Positive results of its Phase III expansion study on Island Gold is expected to drive a 72% increase in average annual production to 236,000 ounces. During the quarter Alamos announced drill holes at Island East that extended high-grade gold mineralization up to 100 metres down-plunge from the nearest inferred resource block over significantly greater widths.
●	Valentine Lake (2% royalty) – In September 2020, Marathon Gold filed its Environmental Impact Statement for the Valentine Lake Project and on October 21, 2020 released further drill results for the Berry Zone. Marathon Gold is planning an initial mineral resource estimate at Berry by the first quarter of next year. The Berry Zone is located in the 6km long Sprite Corridor between the Marathon and Leprechaun deposits.
●	Red Lake (Bateman) (2% royalty) – On October 21, 2020, Battle North Gold announced the feasibility study results for the Bateman Gold Project. The base case study outlines life of mine payable gold production of 602,987 ounces, averaging 73,835 ounces per year for 8.2 years from initial production.

Rest of World:

●	MWS (gold stream) – Harmony Gold completed its acquisition of MWS from AngloGold Ashanti on September 30, 2020.
●	Sabodala (gold stream) – Teranga Gold announced on August 21, 2020 the results of the pre-feasibility study for its Sabodala-Massawa gold complex. The pre-feasibility study supports the combined mineral reserve estimates and mine plan of Sabodala and the Massawa Project and includes a mine plan for the combined assets with average production for the first five years of 384,000 ounces of gold per year.
●	Duketon (2% royalty) – Production at Duketon totaled 81,567 ounces in its most recent quarter. On October 23, 2020 Regis Resources announced that the Rosemont underground continued to increase its production levels and that the drilling completed at the Garden Well Underground Project confirmed a wide, robust high-grade mineralised zone beneath the pit. Work on the Garden Well PFS is expected to be completed in the December quarter.

Energy: Revenue from the Energy assets decreased to $22.8 million in Q3/2020 compared to $37.5 million in Q3/2019. Revenues were negatively impacted by lower realized commodity prices and lower volumes associated with a reduction in drilling by operators.

U.S.:

●	Marcellus (1% royalty) – The royalty contributed $4.8 million to revenue in Q3/2020 reflecting consistent production volume and a NYMEX gas price of $2.14/mcf.
●	SCOOP/STACK (various royalty rates) – Royalties from SCOOP/STACK decreased quarter-over-quarter due to lower realized commodity prices and lower volumes due to reduced drilling by the operators within the play and on royalty lands. These factors offset contributions from additional royalties acquired under the Royalty Acquisition Venture with Continental, where the pace of acquisition has slowed in 2020.
●	Permian Basin (various royalty rates) – Revenue from Franco-Nevada’s interests in the Permian Basin decreased quarter-over-quarter due to lower realized prices.

Canada:

●	Weyburn (NRI, ORR, WI) – Revenue from Weyburn contributed $7.2 million in Q3/2020 compared to $7.9 million in Q3/2019 due mostly to lower contribution from the Working Interest as a result of lower realized prices.
●	Orion (4% GORR) – Revenue from Orion decreased quarter-over-quarter due to lower realized prices. Production levels at the asset are now consistently ~20,000 bbls/day after a drop in the spring owing to low commodity prices.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.26 per share. The dividend will be paid on December 17, 2020 to shareholders of record on December 3, 2020 (the “Record Date”). The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, November 5, 2020 at 10:00 a.m. Eastern Time to review Franco-Nevada’s Q3/2020 results. Interested investors are invited to participate as follows:

●	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
●	Conference Call Replay until November 12, 2020: Toll-Free (888) 390-0541; International (416) 764-8677; Code 064744 #
●	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, and the Company’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Company as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES: Cash Costs, Adjusted EBITDA, and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1	GEOs include production from our Mining assets and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For Q3/2020, the average commodity prices were as follows: $1,911 gold (Q3/2019 - $1,474), $24.39 silver (Q3/2019 - $17.02), $903 platinum (Q3/2019 - $883) and $2,170 palladium (Q3/2019 - $1,533).
2	Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
3	Cash Costs attributable to GEOs sold and Cash Costs per GEO sold are non-IFRS financial measures. Cash Costs attributable to GEOs sold is calculated by starting with total costs of sales and excluding depletion and depreciation, and costs not attributable to GEO sales such as our Energy operating costs. Cash Costs is then divided by GEOs sold, excluding prepaid ounces, to arrive at Cash Costs per GEO sold.
4	Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.

Reconciliation to IFRS measures:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per GEO amounts)	2020	2019	2020	2019
Total costs of sales	$97.3	$109.4	$285.6	$289.0
Depletion and depreciation	(56.8)	(70.7)	(173.5)	(190.5)
Energy operating costs	(1.4)	(1.9)	(4.5)	(5.1)
Cash Costs attributable to GEOs sold	$39.1	$36.8	$107.6	$93.4
GEOs	134,817	133,219	374,088	363,042
Cash Costs per GEO sold	$290	$276	$288	$257

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2020	2019	2020	2019
Net Income	$153.9	$101.6	$149.5	$230.8
Income tax expense (recovery)	25.2	17.9	(8.2)	44.6
Finance expenses	0.8	3.5	2.7	8.5
Finance income	(1.1)	(0.8)	(3.0)	(2.7)
Depletion and depreciation	56.8	70.7	173.5	190.5
Impairment of royalty, stream and working interests	—	—	271.7	—
Foreign exchange (gains)/losses and other (income)/expenses	(0.5)	—	(0.3)	—
Adjusted EBITDA	$235.1	$192.9	$585.9	$471.7
Basic weighted average shares outstanding	190.3	187.7	189.9	187.3
Adjusted EBITDA per share	$1.23	$1.03	$3.09	$2.52

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2020	2019	2020	2019
Net Income	$153.9	$101.6	$149.5	$230.8
Impairment of royalty, stream and working interests	—	—	271.7	—
Foreign exchange (gains)/losses and other (income)/expenses	(0.5)	—	(0.3)	—
Tax effect of adjustments	(1.1)	—	(67.6)	—
Adjusted Net Income	$152.3	$101.6	$353.3	$230.8
Basic weighted average shares outstanding	190.3	187.7	189.9	187.3
Adjusted Net Income per share	$0.80	$0.54	$1.86	$1.23

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	At September 30,	At December 31,
	2020	2019
ASSETS
Cash and cash equivalents (Note 4)	$466.8	$132.1
Receivables	93.5	97.8
Prepaid expenses and other (Note 6)	40.7	48.8
Current assets	$601.0	$278.7

Royalty, stream and working interests, net (Note 7)	$4,512.4	$4,797.8
Investments and loan receivable (Note 5)	189.6	183.2
Deferred income tax assets	45.8	6.8
Other assets (Note 8)	8.7	14.1
Total assets	$5,357.5	$5,280.6

LIABILITIES
Accounts payable and accrued liabilities	$37.0	$41.8
Current income tax liabilities	4.8	11.6
Current liabilities	$41.8	$53.4

Debt (Note 9)	$—	$80.0
Deferred income tax liabilities	80.9	82.4
Other liabilities	4.3	2.6
Total liabilities	$127.0	$218.4

SHAREHOLDERS’ EQUITY (Note 15)
Share capital	$5,565.4	$5,390.7
Contributed surplus	16.2	14.2
Deficit	(160.5)	(164.4)
Accumulated other comprehensive loss	(190.6)	(178.3)
Total shareholders’ equity	$5,230.5	$5,062.2
Total liabilities and shareholders’ equity	$5,357.5	$5,280.6

Contingencies (Note 19)

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q3/2020 Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenue (Note 10)	$279.8	$235.7	$715.7	$586.0

Costs of sales
Costs of sales (Note 11)	$40.5	$38.7	$112.1	$98.5
Depletion and depreciation	56.8	70.7	173.5	190.5
Total costs of sales	$97.3	$109.4	$285.6	$289.0
Gross profit	$182.5	$126.3	$430.1	$297.0

Other operating expenses (income)
Impairment of royalty, stream and working interests (Note 7)	$—	$—	$271.7	$—
General and administrative expenses	6.3	5.6	24.2	18.1
Gain on sale of gold bullion	(2.1)	(1.5)	(6.5)	(2.3)
Total other operating expenses	$4.2	$4.1	$289.4	$15.8
Operating income	$178.3	$122.2	$140.7	$281.2
Foreign exchange gain (loss) and other income (expenses)	$0.5	$—	$0.3	$—
Income before finance items and income taxes	$178.8	$122.2	$141.0	$281.2

Finance items (Note 13)
Finance income	$1.1	$0.8	$3.0	$2.7
Finance expenses	(0.8)	(3.5)	(2.7)	(8.5)
Net income before income taxes	$179.1	$119.5	$141.3	$275.4

Income tax expense (recovery) (Note 14)	25.2	17.9	(8.2)	44.6
Net income	$153.9	$101.6	$149.5	$230.8

Other comprehensive income (loss)

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$13.6	$(10.5)	$(20.6)	$17.6

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments at fair value through other comprehensive income (loss) ("FVTOCI"),
net of income tax (Note 5)	7.5	(43.4)	9.2	4.3
Other comprehensive income (loss)	$21.1	$(53.9)	$(11.4)	$21.9

Comprehensive income	$175.0	$47.7	$138.1	$252.7

Earnings per share (Note 16)
Basic	$0.81	$0.54	$0.79	$1.23
Diluted	$0.81	$0.54	$0.79	$1.23
Weighted average number of shares outstanding (Note 16)
Basic	190.3	187.7	189.9	187.3
Diluted	190.7	188.1	190.3	187.6

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q3/2020 Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the nine months ended
	September 30,
	2020	2019
Cash flows from operating activities
Net income	$149.5	$230.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	173.5	190.5
Share-based payments	3.8	3.9
Impairment of royalty, stream and working interests	271.7	—
Unrealized foreign exchange loss	0.5	—
Deferred income tax (recovery) expense	(39.6)	19.4
Other non-cash items	(9.2)	(4.0)
Acquisition of gold bullion	(27.4)	(23.6)
Proceeds from sale of gold bullion	42.3	28.2
Operating cash flows before changes in non-cash working capital	$565.1	$445.2
Changes in non-cash working capital:
Decrease (increase) in receivables	$4.3	$(10.1)
Increase in prepaid expenses and other	(1.0)	(16.2)
(Decrease) increase in current liabilities	(10.8)	14.2
Net cash provided by operating activities	$557.6	$433.1

Cash flows from investing activities
Acquisition of royalty, stream and working interests	$(174.0)	$(436.3)
Acquisition of energy well equipment	(0.5)	(0.9)
Proceeds from sale of investments	3.4	6.8
Acquisition of investments	—	(3.9)
Net cash used in investing activities	$(171.1)	$(434.3)

Cash flows from financing activities
Repayment of revolving credit facilities	$—	$(400.0)
Proceeds from draw of credit facilities	—	275.0
(Repayment) proceeds from draw of term loan	(80.0)	160.0
Proceeds from at-the-market equity offerings	135.7	83.0
Credit facility amendment costs	—	(0.8)
Payment of dividends	(115.1)	(102.9)
Proceeds from exercise of stock options	7.3	8.5
Net cash (used in) provided by financing activities	$(52.1)	$22.8
Effect of exchange rate changes on cash and cash equivalents	$0.3	$0.4
Net change in cash and cash equivalents	$334.7	$22.0
Cash and cash equivalents at beginning of period	$132.1	$69.7
Cash and cash equivalents at end of period	$466.8	$91.7

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$1.8	$7.7
Income taxes paid	$46.0	$33.1

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q3/2020 Report available on our website